Exhibit 99.5

August 14, 2007

To Our Shareholders:

Minera Andes reached an important milestone in the second quarter. It is a great pleasure for me to announce to you that in the second quarter of 2007, Minera Andes reached the key goal of mine startup. On June 26, our joint venture at the San José mine, built on a high-grade silver/gold discovery made by Minera Andes in 1997, officially opened for production.

San José’s Growth

San José’s productive life is just beginning. In late June, and in July, the primary and secondary crushing plants began operation. Work is underway now to optimize all mine operations, including the metallurgical plant. It is anticipated that full commercial production is achievable in six or more months.

As San José ramps up its initial production, plans are already being prepared to increase mine production. Our operating partner estimates production may double by late 2008. In order for this to occur, further expansion plans are being made to accommodate the growth, including expansion at the metallurgical plant. In addition, a 40,000-meter exploration drilling program is underway, mainly in the immediate mine area where high-grade mineralization has already been discovered. About 7,000 meters of this program had been drilled as of mid-August, with assays pending.

Last April, we reported exploration drilling results achieved by our operating partner at San José. A 21,000-meter drilling program, separate from the 40,000-meter program, was conducted on the Kospi vein, a relatively new and high-grade silver/gold discovery within the immediate San José mine area. Results from this program will be released in an independent technical report.

Copper Exploration Progress

When the 2007-08 field season opens, Minera Andes will resume an economic scoping study at its encouraging Los Azules copper discovery. In the second quarter, Minera Andes reported another successful round of drilling at Los Azules, which is beginning to evolve as a sizeable copper target. Additional high-grade copper has been discovered with several holes ending in copper mineralization. One hole ended in high-grade copper over 1 percent.

Minera Andes’ emergence in the second quarter with mine inauguration marks an historic transformation for the Company — from exploration to mine startup. Relatively few companies make this transition. As the Company evolves, however, your management will continue to emphasize its exploration capabilities through the business plan that is proving itself — explore, discover, development via partnership and production.

Sincerely,

MINERA ANDES INC.

/s/ Allen V. Ambrose
Allen V. Ambrose
President

111 East Magnesium Road, Suite A $ Spokane, Washington 99208 $ Phone: (509) 921-7322 $ Fax: (509) 921-7325